IntelligenTek Corporation

Benefit Plans

2005 Equity Incentive Plan:  The Board of Directors of IntelligenTek Corporation has adopted, and the stockholders approved, the 2005 Stock Option Plan in June 2005.

Share Reserve: The Company has reserved 3,000,000 shares for issuance under the incentive plan. The share reserve automatically will increase on June 30 every year, starting in 2000, by a number equal to 5% of the outstanding shares on a fully diluted basis.  However, no more than an aggregate of 10,000,000 shares will be available for incentive stock options.  If stock awards granted under the incentive plan expire or otherwise terminate without being exercised, the shares not acquired pursuant to such stock awards again become available for issuance under the incentive plan.  If the Company repurchases unvested shares issued under stock awards, the repurchased shares become available for reissuance under the incentive plan.

Administration: The board has delegated the administration of the incentive plan to a committee.  The board has the authority to construe, interpret and amend the incentive plan as well as to determine: the grant recipients; the grant dates; the number of shares subject to the award; the exercisability of the award; the exercise price; the type of consideration; and the other terms of the award.

Eligibility:  The board may grant incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, to our employees, including officers of IntelligenTek or its affiliates.  The board may grant nonstatutory stock options, stock bonuses, restricted stock purchase awards, and stock appreciation rights to employees, directors, and consultants of IntelligenTek or its affiliates.  A stock option is a contractual right to purchase a specified number of our shares at a specified price (exercise price) for a specified period of time.  An incentive stock option is a stock option that has met the requirements of Section 422 of the Internal Revenue Code.  Such an option is free from regular tax at both the date of grant and the date of exercise.  If two holding period tests are met (two years between grant date and sale date and one year between exercise date and sale date), the profit on the option is long-term capital gain income.  If the holding periods are not met, there has been a disqualifying disposition, and the difference between the exercise price and the fair market value of the shares on the exercise date will be taxed at ordinary income rates.  The difference between the fair market value on date of exercise and the exercise price is an item of alternative minimum tax unless there is a disqualifying disposition in the year of exercise.  A nonstatutory stock option is a stock option not meeting the Internal Revenue Code criteria for qualifying incentive stock options and, therefore, triggering a tax upon exercise. This type of option requires payment of state and federal income tax and, if applicable, FICA/FUTA on the difference between the exercise price and the fair market value on the exercise date.  A restricted stock purchase award is a right to purchase shares at a price either at or near the fair market value of the shares.  A stock bonus, on the other hand, is a grant of shares at no cost to the recipient in consideration for past services rendered.  However, the Company may reacquire the shares under either type of award at the original purchase price (which is zero in the case of a stock bonus) if the recipient's service with the Company or an affiliate is terminated before the shares vest.

Stock Appreciation Rights:  The incentive plan authorizes three types of stock appreciation rights:

1.

A tandem stock appreciation right is granted along with a stock option and is subject to the same terms and conditions applicable to the option.  It requires the holder to elect between exercising the option (and receiving our shares) or surrendering, in whole or in part, the option and receiving instead cash or stock equal to the appreciation of the shares that are surrendered.

2.

A concurrent stock appreciation right also is granted with a stock option and is subject to the same terms and conditions applicable to the option.  However, it is exercised automatically at the same time that the recipient exercises the option.  Without surrendering any of the shares subject to the option, the recipient receives cash or stock equal to the appreciation of the shares exercised.

3.

An independent stock appreciation right is not granted with a stock option, although it generally is subject to the same terms and conditions applicable to nonstatutory stock options.  On exercising the independent stock appreciation right, the recipient receives cash or stock equal to the appreciation of the share equivalents that the recipient is exercising.

Limits on Option Grants:  There are limits on the number of shares that can be subject to an option under the incentive plan.  First, Section 162(m) of the Internal Revenue Code, among other things, denies a deduction to publicly held corporations to certain compensation paid to specific employees in a taxable year to the extent that the compensation exceeds $1,000,000. When the Company becomes subject to Section 162(m), the board may not grant options and stock appreciation rights under the incentive plan to an employee covering an aggregate of more than 3,400,000 shares in any calendar year. Second, the aggregate fair market value, determined at the grant date, of incentive stock option shares that are exercisable for the first time during a calendar year (under the incentive plan and all other stock plans of IntelligenTek and its affiliates) may not exceed $100,000.

Option Terms:  The board may grant incentive stock options with an exercise price of 100% or more of the fair market value of a share of our common stock on the grant date.  It may grant nonstatutory stock options with an exercise price as low as 85% of the fair market value of a share on the grant date.  An incentive stock option granted to a person who owns (or is deemed to own) stock possessing more than 10% of our or our affiliates' total combined voting power must have an exercise price of at least 110% of the fair market value of the stock on any of the grant date and an option term of five years or less.  The maximum option term is 10 years.  The board may provide for exercise periods of any length in individual option grants, subject to certain restrictions.  However, generally an option terminates three months after the optionholder's service with us or our affiliate terminates.  If such termination is due to the optionholder's disability, the exercise period generally is extended to 12 months.  If such termination is due to the optionholder's death or if the optionholder dies within three months after his or her service terminates, the exercise period generally is extended to 18months following death.  Nonstatutory stock options may be transferable, but incentive stock options are not transferable.  However, the optionholder may designate a beneficiary to exercise the option following the optionholder's death.  Otherwise, option exercise rights will pass by the optionholder's will or by the laws of descent and distribution.

Terms of Other Awards:  The board determines the purchase price of other stock awards but it may not be less than 85% of the fair market value of our common stock on the grant date.  The board may award stock bonuses in consideration of past services without a purchase payment.  Shares sold or awarded under the incentive plan may, but need not be, restricted and subject to repurchase by us in accordance with a vesting schedule that the board determines.  The board, however, may accelerate the vesting of such restricted stock.

Other Provisions:  Transactions in which the Company do not receive consideration, such as a merger, consolidation, reorganization, stock dividend, or stock split, may change the class and number of shares subject to the incentive plan and to outstanding awards.   In that event, the board will appropriately adjust the incentive plan as to the class and the maximum number of shares subject to the incentive plan,  to the cap on shares available for incentive stock options, and the Section 162(m) limit.  It also will adjust outstanding awards as to the class, number of shares and price per share subject to these awards.  Upon specified changes in control of IntelligenTek as provided under the incentive plan, the surviving entity may assume or replace all outstanding awards under the incentive plan, but generally the vesting and exercisability of outstanding awards to employees will accelerate as to 25% of the unvested shares whether or not the surviving entity assumes or replaces outstanding awards. Awards that are not assumed or replaced will terminate upon the change in control.

Plan Termination:  The incentive plan will terminate in 2014 unless the board terminates it sooner.  The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

Other Provisions:  Employees may authorize payroll deductions of up to 15% of heir specified compensation for the purchase of stock under the purchase plan.  Employees may end their participation in the purchase plan at any time up to 10 days before purchase period ends.  Participation ends automatically on termination of employment with the Company or an affiliate.  The Company may grant eligible employees purchase rights under this plan only if the purchase rights together with any other purchase rights granted under other employee stock purchase plans established by the Company or an affiliate, if any, do not permit the employee's rights to purchase the Company’s stock to accrue at a rate that exceeds $25,000 of fair market value of the Company’s stock for each calendar year in which the purchase rights are outstanding.  In case of specified changes of control of IntelligenTek, the board may provide that the successor corporation will assume or replace outstanding purchase rights.  Alternatively, the board may shorten the offering and provide that shares will be purchased for participants immediately before the change in control.

Plan Termination:  The board may terminate the purchase plan following any offering.   The purchase plan automatically will terminate when the share-reserve is exhausted.

401(k) Plan:  The Company maintains a retirement and deferred savings plan, the 401(k) Plan for all employees. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401(a) of the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute up to the maximum percentage allowable of his or her pre-tax compensation (up to a statutory limit, which is $10,000 in calendar year 1999).  Under the 401(k) Plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the 401(k) Plan's trustee. The 401(k) Plan also permits us to make matching and discretionary contributions, subject to established limits.